

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 2, 2017

Keith Abriel
Chief Financial Officer
DHX Media Ltd.
1478 Queen Street
Halifax, Nova Scotia, Canada B3J 2H7

    **Re:    DHX Media Ltd.**
            **Form 40-F for the Fiscal Year Ended June 30, 2016**
            **Filed September 28, 2016**
            **File No. 001-37408**

Dear Mr. Abriel:

    We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended June 30, 2016

Exhibit 99.2

Consolidated Balance Sheet

1.  We note that you present your investment in film and television programs as a current asset on your balance sheets.  Citing relevant authoritative IFRS literature, please tell us why you believe that your investment in film and television programs is appropriately considered a current asset under current IFRS guidance.

Exhibit 99.3

Disclosure Controls and Procedures and Internal Control over Financial Reporting, page 36

2.  We note that on page 36 of Exhibit 99.3 you include disclosure of both disclosure controls and procedures and ICFR.  However, please note that General Instruction

B(6)(c) of the Form 40-F require a separate management's report on internal control over financial reporting which includes a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting and also a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting.  Please revise accordingly.

Exhibits 99.4 and 99.5

3. We note that your disclosure in paragraph 4 of your Section 302 Certifications does not include all the required disclosure.  Please revise to include that your certifying officers are also responsible for establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer.  Please see guidance in General Instruction B(6) to Form 40-F.   Please file an amended Form 40-F reflecting currently dated and revised Section 302 Certifications, as well as currently dated Section 906 Certifications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristin Shifflett at 202-551-3381, Claire Erlanger at 202-551-3301 or me at 202-551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Accounting Branch Chief
Office of Transportation and Leisure